UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Vivid Seats Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

92854T100
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	13G	Page 2 of 11 Pages

1.	Names of Reporting Persons Eldridge Industries, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 84,361,886(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 84,361,886(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 84,361,886(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 69.25%(2)
12.	Type of Reporting Person (See Instructions) OO

(1)	Represents (i) 41,342,095 shares of Class A Common Stock (“Class A Shares”), (ii) 40,519,791 Class A Shares acquirable by the Reporting Person in respect of warrants to acquire Class A Shares including (a) 6,519,791 warrants exercisable at $11.50 (the “Private Placement Warrants”) and (b) 34,000,000 warrants exercisable 50% at $10.00 per share and 50% at $15.00 per share (the “Public Warrants”, together with the Private Placement Warrants, the “Warrants”) and (iii) 2,500,000 Class A Shares underlying an option (obligation to purchase) at $9.77 per share (the “Option”).

(2)	Calculated based on (i) 81,296,366 shares of Class A Common Stock outstanding as of October 31, 2022 as reported on the Issuer’s Form 10-Q, filed on November 8, 2022 and (ii) 40,519,791 Class A Shares issuable in connection with the Warrants.

CUSIP No.	13G	Page 3 of 11 Pages

1.	Names of Reporting Persons Todd L. Boehly
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 4,889
	6.	Shared Voting Power 94,796,459
	7.	Sole Dispositive Power 4,889
	8.	Shared Dispositive Power 94,796,459

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 94,801,348(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 77.82%(2)
12.	Type of Reporting Person (See Instructions) IN

(1)	Represents (i) 51,781,557 Class A Shares, (ii) 40,519,791 Class A Shares acquirable by the Reporting Person in respect of the Warrants and (iii) 2,500,000 Class A Shares underlying the Option.

(2)	Calculated based on (i) 81,296,366 shares of Class A Common Stock outstanding as of October 31, 2022 as reported on the Issuer’s Form 10-Q, filed on November 8, 2022 and (ii) 40,519,791 Class A Shares issuable in connection with the Warrants.

CUSIP No.	13G	Page 4 of 11 Pages

1.	Names of Reporting Persons Horizon Sponsor, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 57,309,790(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 57,309,790(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 57,309,790(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 47.05%(2)
12.	Type of Reporting Person (See Instructions) OO

(1)	Represents (i) 16,789,999 Class A Shares and (ii) 40,519,791 Class A Shares acquirable by the Reporting Person in respect of the Warrants.

(2)	Calculated based on (i) 81,296,366 shares of Class A Common Stock outstanding as of October 31, 2022 as reported on the Issuer’s Form 10-Q, filed on November 8, 2022 and (ii) 40,519,791 Class A Shares issuable in connection with the Warrants.

CUSIP No.	13G	Page 5 of 11 Pages

1.	Names of Reporting Persons Post Portfolio Trust, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 24,552,096
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 24,552,096

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,552,096
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 20.16%(1)
12.	Type of Reporting Person (See Instructions) OO

(1)	Calculated based on (i) 81,296,366 shares of Class A Common Stock outstanding as of October 31, 2022 as reported on the Issuer’s Form 10-Q, filed on November 8, 2022 and (ii) 40,519,791 Class A Shares issuable in connection with the Warrants.

CUSIP No.	13G	Page 6 of 11 Pages

1.	Names of Reporting Persons SBT Investors, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 94,796,459(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 94,796,459(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 94,796,459(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 77.82%(2)
12.	Type of Reporting Person (See Instructions) OO

(1)	Represents (i) 51,776,668 Class A Shares, (ii) 40,519,791 Class A Shares acquirable by the Reporting Person in respect of the Warrants and (iii) 2,500,000 Class A Shares underlying the Option.

(2)	Calculated based on (i) 81,296,366 shares of Class A Common Stock outstanding as of October 31, 2022 as reported on the Issuer’s Form 10-Q, filed on November 8, 2022 and (ii) 40,519,791 Class A Shares issuable in connection with the Warrants.

CUSIP No.	13G	Page 7 of 11 Pages

Item 1(a).	Name of Issuer:

Vivid Seats Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

111 N. Canal St., Suite 800
Chicago, IL 60606

Item 2(a).	Names of Persons Filing:

This statement is filed by the entities and persons listed below, each of whom is referred to herein as a “Reporting Person” and together as the “Reporting Persons”:

1. Eldridge Industries, LLC
2. Todd L. Boehly
3. Horizon Sponsor, LLC
4. Post Portfolio Trust, LLC
5. SBT Investors, LLC

Item 2(b).	Address of the Principal Business Office or, if None, Residence:

600 Steamboat Road

Greenwich, CT 06830

Item 2(c).	Citizenship:

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities:

Class A Common Stock

Item 2(e).	CUSIP Number:

92854T100

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

CUSIP No.	13G	Page 8 of 11 Pages

Item 4.	Ownership.

(a)	Amount beneficially owned:

See response to Item 9 on each cover page.

(b)	Percent of Class:

See response to Item 11 on each cover page.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

The reported securities are held as follows:

●	Horizon Sponsor, LLC directly holds 16,789,999 Class A Shares, 6,519,791 Private Placement Warrants and 34,000,000 Public Warrants.

●	Post Portfolio Trust, LLC directly holds 24,552,096 Class A Shares.

●	Eldridge Industries, LLC directly holds 2,500,000 Options.

●	SBT Investors, LLC directly holds 10,101,009 Class A Shares and indirectly holds 333,564 Class A Shares through EEH 2017, LLC.

●	Todd L. Boehly directly holds 4,889 Class A Shares.

Horizon Sponsor, LLC and Post Portfolio Trust, LLC are each indirectly controlled by Eldridge Industries, LLC (“Eldridge”). SBT Investors, LLC is the majority owner and controlling member of Eldridge and Todd L. Boehly is the indirect majority and controlling member of SBT Investors, LLC. In such capacity, each of the foregoing may be deemed to have voting and dispositive power over the reported securities held by the entity for which it directly or indirectly exercises control. The filing of this Statement shall not be construed as an admission that the Reporting Persons or any of the aforementioned are, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

CUSIP No.	13G	Page 9 of 11 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

CUSIP No.	13G	Page 10 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2023

/s/ Todd L. Boehly
Todd L. Boehly

Eldridge Industries, LLC

By:	/s/ Todd L. Boehly
	Name:	Todd L. Boehly
	Title:	Authorized Signatory

Horizon Sponsor, LLC

By:	/s/ Todd L. Boehly
	Name:	Todd L. Boehly
	Title:	Authorized Signatory

Post Portfolio Trust, LLC

By:	/s/ Todd L. Boehly
	Name:	Todd L. Boehly
	Title:	Authorized Signatory

SBT Investors, LLC

By:	/s/ Todd L. Boehly
	Name:	Todd L. Boehly
	Title:	Authorized Signatory

CUSIP No.	13G	Page 11 of 11 Pages

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of February 8, 2023.

EXHIBIT A

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Class A common stock, of Vivid Seats, Inc. (this “Agreement”), is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below that is named as a reporting person in such filing in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: February 9, 2023

/s/ Todd L. Boehly
Todd L. Boehly

Eldridge Industries, LLC

By:	/s/ Todd L. Boehly
	Name:	Todd L. Boehly
	Title:	Authorized Signatory

Horizon Sponsor, LLC

By:	/s/ Todd L. Boehly
	Name:	Todd L. Boehly
	Title:	Authorized Signatory

Post Portfolio Trust, LLC

By:	/s/ Todd L. Boehly
	Name:	Todd L. Boehly
	Title:	Authorized Signatory

SBT Investors, LLC

By:	/s/ Todd L. Boehly
	Name:	Todd L. Boehly
	Title:	Authorized Signatory